HOLDING OF NOVO NORDISK SHARES BY THE MEMBERS OF THE BOARD OF DIRECTORS, OF EXECUTIVE MANAGEMENT AND ALL INSIDERS AND CONNECTED PERSONS AS PER 26 AUGUST 2004

IN ACCORDANCE WITH SECTION 37 OF THE DANISH SECURITIES TRADING ACT, NOVO NORDISK IS REQUIRED ON A QUARTERLY BASIS AFTER THE CLOSURE OF THE TRADING WINDOW TO PUBLISH HOLDINGS OF NOVO NORDISK SHARES AS REPORTED BY INSIDERS TO NOVO NORDISK.

Please find on the next pages the holding of the Novo Nordisk shares and Novo Nordisk share options as of the closure of the trading window as reported to Novo Nordisk.

THE SHARE PORTFOLIO


                               HOLDING OF              MOVEMENTS
                                   SHARES             SINCE 14 MAY                PORTFOLIO AS PER
                              14 MAY 2004                2004                      26 AUGUST 2004
                                                                                 TOTAL      MARKET VALUE
                                                                           SHAREHOLDING         OF TOTAL
BOARD OF DIRECTORS:                                                           NUMBER OF  SHAREHOLDING IN
                                                 BOUGHT          SOLD            SHARES              DKK
Mads 0vlisen                       17,330             0             0            17,330        5,580,260
Sten Scheibye                         400             0             0               400          128,800
Kurt Briner                         2,400             0             0             2,400          772,800
Johnny Henriksen                      300             0             0               300           96,600
Niels Jacobsen                     11,000             0             0            11,000        3,542,000
Ulf J. Johansson                        0             0             0                 0                0
Anne Marie Kverneland               1,600             0             0             1,600          515,200
Kurt Anker Nielsen                 27,440             0         3,000            24,440        7,869,680
Stig Strobaek                         400             0             0               400          128,800
Jorgen Wedel                        5,555             0             0             5,555        1,788,710
BOARD OF DIRECTORS IN TOTAL:       66,425             0         3,000            63,425       20,422,850

EXECUTIVE MANAGEMENT:

Lars Rebien Sorensen                3,800             0             0             3,800        1,223,600
Jesper Brandgaard                   5,545             0             0             5,545        1,785,490
Lars Almblom Jorgensen              8,690             0             0             8,775        2,798,180
Lise Kingo                          1,555             0             0             1,555          500,710
Kare Schultz                        5,000             0             0             5,000        1,610,000
Mads Krogsgaard Thomsen             8,835             0         8,735               100           32,200
EXECUTIVE MANAGEMENT IN TOTAL:     33,425             0         8,735            24,690        7,950,180

ALL INSIDERS AND CONNECTED PERSONS IN TOTAL:                                    647,135      208,377,470



For background information and definitions, please see below.

THE SHARE OPTION PORTFOLIO - BOARD OF DIRECTORS

                                                                                                                   MARKET
                                                                                                                 VALUE OF
                                                OPTIONS     EXERCISED       OUTSTANDING                           OPTIONS
                                            OUTSTANDING         SINCE         26 AUGUST         EXERCISE             (DKK
GRANTED                   EXERCISE PERIOD   14 MAY 2004   14 MAY 2004              2004            PRICE          MILLION)

1999                              2003-08        19,500             0            19,500              198                3

2000                              2004-07        95,920             0            95,920              198               13

2000                              2004-09        21,000             0            21,000              198                3

TOTAL                                           136,420             0           136,420                                19


THE SHARE OPTION PORTFOLIO - EXECUTIVE MANAGEMENT

                                                                                                                   MARKET
                                                                                                                 VALUE OF
                                                OPTIONS     EXERCISED       OUTSTANDING                           OPTIONS
                                            OUTSTANDING         SINCE         26 AUGUST         EXERCISE             (DKK
GRANTED                   EXERCISE PERIOD   14 MAY 2004   14 MAY 2004              2004            PRICE          MILLION)

1998                              2001-06        10,500             0            10,500              190                1

1998                              2002-07        17,000             0            17,000              125                3

1999                              2003-08        37,500             0            37,500              198                5

2000                              2004-07       200,140             0           200,140              198               28

2000                              2004-09        35,000             0            35,000              198                5
2001                              2005-10        47,500             0            47,500              332                4
2003                              2007-12        70,000             0            70,000              195               11

TOTAL                                           417,640             0           417,640                                57


BACKGROUND INFORMATION AND DEFINITIONS RE HOLDING OF SHARES:

WHAT IS THE TRADING WINDOW?

Novo Nordisk's internal rules on trading in Novo Nordisk securities permit trading in such securities by insiders and connected persons in the 15-calendar-day period following each quarterly announcement.

WHO ARE ALL INSIDERS AND CONNECTED PERSONS?

Insiders at Novo Nordisk are defined as members of the Board of Directors, members of Executive Management, senior vice presidents and all employees reporting directly to them, all employees in Corporate Legal, Corporate Finance, Investor Relations and Corporate Communications, elected auditors and their deputies as well as certain other employees who by the general counsel have been categorised as insiders. Further, insiders include the following from Novo Nordisk's parent organisation, Novo A/S, and the Novo Nordisk Foundation: members of the Board of Directors, members of Management and other employees who have access to inside information re Novo Nordisk, as well as elected auditors. The insider register at Novo Nordisk comprises a total of approximately 500 people including directors, executives and employees.

This group's reported trading in the Novo Nordisk share also includes trading undertaken by insiders' spouses/cohabitants or children under the age of 18 as well as any company, foundation and/or other businesses controlled by the insider, his/her spouse/cohabitant and/or children under the age of 18 (connected persons). This brings the group to a total of approximately 1,500-2,000 members.

WHAT ARE ID CODE AND SHARES?

The ID code DK001028081 is the code (ISIN) of the Novo Nordisk share on the Copenhagen Stock Exchange. Shares include shares listed on the Copenhagen Stock Exchange and London Stock Exchange as well as ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US-based employees.

WHAT ARE MOVEMENTS?

Movements comprise shares purchased or otherwise acquired and shares sold or otherwise disposed of. Movements further comprise shareholdings of members of the Board of Directors and/or members of Executive Management taking office during the period under review.

WHAT IS MARKET VALUE OF THE TOTAL SHAREHOLDING?

The market value is the total shareholding of the members of the Board of Directors, of the members of Executive Management and of the insiders and connected persons as a group, respectively, multiplied by the closing share price on the Copenhagen Stock Exchange on 25 August 2004 of DKK 322.

BACKGROUND INFORMATION AND DEFINITIONS RE HOLDING OF OPTIONS:

As far as options granted in 2000 are concerned, please note that the options granted with an exercise period of 2004-07 relates to the combined 'share investment scheme' and 'option grant scheme' launched in connection with the demerger of Novozymes.

WHAT IS MARKET VALUE OF OPTIONS?

The calculation of market values of the options is based on the Black-Scholes option-pricing model. The closing price on the Copenhagen Stock Exchange on 25 August 2004 of DKK 322 is used.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 18,800 full-time employees in 69 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

For further information please contact:

Media:                         Investors:

Mike Rulis                     Outside North
                               America:

Tel (direct):                  Peter Haahr
(+45) 4442 3573

                               Tel (direct):
                               (+45) 4442 1207

                               Palle Holm Olesen
                               Tel (direct):
                               (+45) 4442 6175

                               In North America:
                               Christian Kanstrup
                               Tel (direct):
                               (+1) 609 919 7937

 Stock Exchange Announcement No 54 / 2004